                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities and Exchange Act of 1934

For the month of April, 2002

         API ELECTRONICS GROUP INC. (Formerly: Investorlinks.com Inc.)
         -------------------------------------------------------------
                 (Translation of registrant's name into English)

            505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3
            ---------------------------------------------------------
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

                   Form 20-F   X         Form 40-F
                             -----                 -----
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                   Yes:                  No:   X
                       -----                 -----
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                       ------------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       API ELECTRONICS GROUP INC.
                                       (Formerly Investorlinks.com Inc.)

Date:    April 10, 2002                By: /s/ Jason DeZwirek
                                          --------------------------------------
                                          Jason DeZwirek, Chairman of the Board,
                                          Executive V.P., Secretary and Director

                   API ELECTRONICS ANNOUNCES INTENT TO ACQUIRE
                                  FILTRAN GROUP

             ACQUISITION WOULD INCREASE API'S REVENUES BY OVER 100%

NEW YORK, April 3, 2002 - API Electronics Group (OTCBB:APIEF) today announced that it has signed a letter of intent to acquire privately-held Filtran Group, a global supplier of electronic components. With manufacturing operations in the United States and Canada, including its own 16,000-square-foot manufacturing facility, Filtran is on track to deliver revenues of US$4 million for the year ending August 31, 2002.

The all-cash acquisition would see API acquire Filtran Group and all of its subsidiaries, including: Filtran Inc. of Ogdensburg, New York; Filtran Ltd. of Nepean, Ontario, Canada; and Canadian Dataplex Ltd., also of Nepean.

Filtran produces highly sophisticated electronic components for customers in the communications, computer, instrumentation and process control industries. The company has been in business since 1969 and has clients in 34 countries. No single customer accounts for more than 10% of Filtran Group's sales.

"The acquisition of Filtran is existing for API Electronics, as it allows us to expand our in-demand product offerings for both current and potential clients," said Tom Mills, President and COO of API Electronics. "Filtran's product mix - consisting of 30% proprietary, 40% custom specifications and 30% build-to-print
- is very complimentary to our existing business. This deal will significantly broaden our customer base and give API added exposure to the power markets."

API went public through a reverse takeover last year and subsequently announced plans to leverage it new position to seek strategic acquisitions of top research and development and sole provider firms.

"We are very existed by this development," said Jason DeZwirek, API's Chairman and CEO. "It is very much in line with our aggressive growth plans, allows us to maximize shareholder value by more than doubling revenues and adds momentum to our acquisition strategy."

The deal is pending final due diligence by API Electronics, and is expected to close prior to the company's fiscal year-end, May 31, 2002.

ABOUT API ELECTRONICS:

As a provider of custom replacement parts, API Electronics Group Inc. is meeting critical demands for extremely high-quality semiconductors and microelectronic circuits with precisely defined functional capabilities. API has been providing these top of the line components for military, aerospace and commercial markets for over 20 years. The company boasts a growing list of blue chip customers, including Honeywell/Allied Signal, Lockheed Martin, Litton Systems, and numerous other top technology-based firms around the world. API's operations originate from its wholly-owned, state-of-the-art 15,000-sq-ft technology and manufacturing facility in Hauppauge, New York. API Electronics trades on the OTC Bulletin Board under the symbol APIEF. For further information about API Electronics, please visit the company's website at www.apielectronics.com.

FOR FURTHER INFORMATION:
Primoris Group
Corporate Communications
Tel: 1-877-274-0274
api@primorisgroup.com

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to certain risks, uncertainties and assumptions. These risks and uncertainties, which are more fully described in API's Annual and Quarterly Reports filed with the Securities and Exchange Commission, include changes in market conditions in the industries in which the Company operates. Should one or more of these risks or uncertainties materialize, or should the assumption prove incorrect, actual results may vary in material aspects from those currently anticipated.

                                     FORM 27
                            Securities Act (Ontario)

              MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

1.   Reporting Issuer:

     API Electronics Group Inc.
     505 University Avenue
     Suite 1400
     Toronto, Ontario
     M5G 1X3

2.   Date of Material Change:

     April 3, 2002

3.   Publication of Material Change:

     Press Release issued on April 3, 2002

4.   Summary of Material Change:

     API Electronics Group Inc. ("API") announced that it has signed a letter of intent to acquire privately-held Filtran Group ("Filtran"), a global supplier of electronic components. Filtran has manufacturing operations in the United States and Canada and is expected to deliver revenues of approximately US$4 million for the fiscal year ending August 31, 2002.

     Closing is pending final due diligence by API and is expected prior to May 31, 2002.

5.   Full Description of Material Change:

     As in No. 4 above.

6.   Senior Officer:

     Jason DeZwirek
     Chairman
     Telephone: 416-593-3000


     I, Jason DeZwirek, Chairman, certify that the foregoing accurately discloses the material change referred to herein.

     Signed at Toronto, Ontario this 9th day of April, 2002.

                                            "Jason DeZwirek"


                                            ------------------------------------
                                            Jason DeZwirek, Chairman
                                            API Electronics Group Inc.


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

                                     FORM 27
                            Securities Act (Ontario)

              MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

1.   Reporting Issuer:

     API Electronics Group Inc.
     505 University Avenue
     Suite 1400
     Toronto, Ontario
     M5G 1X3

2.   Date of Material Change:

     March 28, 2002

3.   Publication of Material Change:

     April 9, 2002

4.   Summary of Material Change:

     As in No. 5 below.

5.   Full Description of Material Change:

     API Electronics Group Inc. (the "Company") announces that certain arms length investors in the Company have exercised (the "Exercise") certain common share purchase warrants that have yielded net proceeds to the Company of approximately US$740,000. Details of the Exercise are further described in Schedule "A", attached.

6.   Senior Officer:

     Jason DeZwirek
     Chairman

     Telephone: 416-593-3000

     I, Jason DeZwirek, Chairman, certify that the foregoing accurately discloses the material change referred to herein.

     Signed at Toronto, Ontario this 9th day of April, 2002.

                                            "Jason DeZwirek"


                                            ------------------------------------
                                            Jason DeZwirek, Chairman
                                            API Electronics Group Inc.

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

                                  SCHEDULE "A"

================================================================================
  DATE                 #SHARES             $ PER WARRANT                TOTAL $
--------------------------------------------------------------------------------
Mar-25-02              273,541                 0.75                   205,155.75
Mar-28-02              273,541                 0.75                   205,155.75
Mar-28-02              273,541                 0.45                   123,093.45
Mar-28-02              273,541                 0.75                   205,155.75
================================================================================

                                                                 TOTAL $ TO DATE
                                                                     $738,560.70